United States securities and exchange commission logo





                             February 18, 2021

       Nick Bhargava
       Acting Chief Financial Officer
       Groundfloor Yield LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: Groundfloor Yield
LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed January 14,
2021
                                                            File No. 024-11411

       Dear Mr. Bhargava:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

            Unless we note otherwise, our references to prior comments are to comments in our
       December 14, 2020 letter.

       FORM 1-A FILED ON JANUARY 14, 2021

       Financial Statements
       Groundfloor Finance, Inc. And Subsidiaries, page F-8

   1. We note your response to comment 4 where you indicate the inclusion of unaudited consolidated financial
statements of Groundfloor Finance, Inc. dated as of June 30, 2020.
                                                        We could not locate
such financial statements within your filed offering statement. Please revise your offering
statement to include the unaudited financial statements as of June 30,
                                                        2020 for Groundfloor
Finance, Inc. in addition to the audited financial statements as of
                                                        December 31, 2019 and
2018 which are already included.

                                                        We will consider
qualifying your offering statement at your request. If a participant in
 Nick Bhargava
Groundfloor Yield LLC
February 18, 2021
Page 2

your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Wilson Lee at 202-551-3468 or Jeffrey Lewis at 202-551-6216 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameNick Bhargava
                                                           Division of
Corporation Finance
Comapany NameGroundfloor Yield LLC
                                                           Office of Real
Estate & Construction
February 18, 2021 Page 2
cc:       Brian Korn, Esq.
FirstName LastName